SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                          Life Sciences Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Voting Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   5321691090
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Andrew H. Baker
                          Life Sciences Research, Inc.
                                 P. O. Box 2360
                                  Mettler Road
                            East Millstone, NJ 08875
                                 (732) 873-2550
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.5321691090                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew H. Baker

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

________________________________________________________________________________
               7    SOLE VOTING POWER               0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER        2,699,175
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER          0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER    2,699,175
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,699,175

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Focused Healthcare Partners, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

________________________________________________________________________________
               7    SOLE VOTING POWER               0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER       684,000
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER          0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER    684,000
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     684,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Focused Healthcare Partners, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

________________________________________________________________________________
               7    SOLE VOTING POWER               0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER         80,000
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER          0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER     80,000
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                         [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.01%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     First Investments LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER               0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER        1,835,175
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER          0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER    1,835,175
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,835,175

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                         [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D
________________________________________________________________________________
Item 1.  Security and Issuer.

     Class of Securities: Voting Common Stock, $.01 par value per share (the "Common Stock")
     Issuer: Life Sciences Research, Inc. (the "Issuer"), P.O. Box 2360, Mettler Road, East Millstone, NJ 08875

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Names:    Andrew H. Baker ("Baker")
                    Focused Healthcare Partners, Ltd. ("FHP Ltd")
                    Focused Healthcare Partners, LLC  ("FHP LLC")
                    First Investments LLC ("FI")

     (b)  Business Address:   Andrew H. Baker
                              c/o Life Sciences Research, Inc.
                              P.O. Box 2360, Mettler Road
                              East Millstone, NJ  08875

                              Focused Healthcare Partners, Ltd.
                              c/o Life Sciences Research, Inc.
                              P. O. Box 2360, Mettler Road
                              East Millstone, NJ  08875

                              Focused Healthcare Partners, LLC
                              c/o Life Sciences Research, Inc.
                              P. O. Box 2360, Mettler Road
                              East Millstone, NJ  08875

                              First Investments LLC
                              237 Tramway Drive, Box 6957
                              Lake Tahoe, NV  89449

     (c)  Principal Occupation or Employment:

          Baker:    Chairman and CEO of the Issuer
          FHP Ltd   Investments
          FHP LLC   Investments
          FI        Investments

     (d)  Criminal Convictions:  None.

     (e)  Civil Adjudication of Violation of Securities Laws:  None.

     (f)  Citizenship:   Baker:    United Kingdom citizen
                         FHP Ltd   Bahamas corporation
                         FHP LLC   New Jersey limited liability company
                         FI        Nevada limited liability company

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired Issuer's Common Stock as follows:

(a) 204,000 shares of Common Stock of the Issuer were acquired in January 2002 by exchanging ordinary shares of Huntingdon Life Sciences Group plc ("Huntingdon") owned by FHP Ltd. for shares of the Issuer's Common Stock in the Issuer's exchange offer to acquire all outstanding equity securities of Huntingdon;

(b) 1,400,000 shares of Common Stock of the Issuer were acquired in March 2002, in the Issuer's private placement of approximately 5.1 million shares of Common Stock at a per share purchase price of $1.50 (the "Private Placement"), by conversion of $2,100,000 owed to Mr.Baker under the terms of a 2,000,000 pound (approximately $2.9 million) Loan Facility Letter between Mr. Baker and Huntingdon.

(c) 80,000 shares of Common Stock of the Issuer were acquired in March 2002 in the Private Placement by conversion of a portion of $300,000 owed to FHP LLC by the Issuer.

(d) Beneficial ownership of 100,000 shares of Issuer's Common Stock is reflected by presently exercisable options to purchase Common Stock granted to Mr. Baker by the Issuer in March 2002.

(e) 915,175 shares of Common Stock were acquired by FI in privately negotiated purchases in March 2002 in exchange for a 49% interest in FI (valued at a per share purchase price of the Issuer of $1.50 per share).

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)-(j) The Reporting Persons acquired the shares for investment purposes.

________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     (a)  Beneficial Ownership by the Reporting Persons:

                                      Number of Shares
                                      ----------------
      Baker:
          Aggregate number of shares: 2,699,175
          Percentage:                      24.4%  (based on 11,032,578
                                                   outstanding shares)
      FHP Ltd:
          Aggregate number of shares:   684,000
          Percentage:                       6.2%  (based on 11,032,578
                                                   outstanding shares)
     FHP LLC:
          Aggregate number of shares:    80,000
          Percentage                       0.01%  (based on 11,032,578
                                                   outstanding shares)
     FI:
          Aggregate number of shares: 1,835,175
          Percentage:                      16.6%  (based on 11,032,578
                                                   outstanding shares)

     (b)  Baker:
          Sole Voting Power:                  0
          Shared Voting Power:        2,699,175
          Sole Dispositive Power:             0
          Shares Dispositive Power:   2,699,175

          FHP Ltd:
          Sole Voting Power:                   0
          Shared Voting Power:           684,000
          Sole Dispositive Power:              0
          Shares Dispositive Power:      684,000

          FHP LLC:
          Sole Voting Power:                   0
          Shared Voting Power:            80,000
          Sole Dispositive Power:              0
          Shares Dispositive Power:       80,000

          FI:
          Sole Voting Power:                   0
          Shared Voting Power:         1,835,175
          Sole Dispositive Power:              0
          Shares Dispositive Power:    1,835,175


     (c) (i) 1,400,000 shares of Common Stock of the Issuer were acquired in March 2002, in the Issuer's private placement of approximately
               5.1 million shares of Common Stock at a per share purchase price of $1.50 (the "Private Placement"), by conversion of $2,100,000 owed to Mr. Baker under the terms of a 2,000,000 pound (approximately $2.9 million) Loan Facility Letter between Mr. Baker and Huntingdon.

          (ii) 80,000 shares of Common Stock of the Issuer were acquired in March 2002 in the Private Placement by conversion of a portion of $300,000 owed to FHP LLC by the Issuer.

          (iii)Beneficial ownership of 100,000 shares of Issuer's Common Stock is reflected by presently exercisable options to purchase Common Stock granted to Mr. Baker by the Issuer in march 2002.

          (iv) 915,175   shares  of  Common Stock  were  acquired  in  privately
               negotiated purchases in March 2002 at a per share purchase price of $1.50 per share.

     (d)  Not applicable.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

FHP Ltd. is party to an operating agreement governing the operations of FI (the "FI Operating Agreement"). FI is the beneficial owner of 1,835,175 shares of Common Stock. The other party to such Operating Agreement is Search for a Cure LLC ("SFC"). FHP Ltd. owns approximately 51% of the membership interests of FI and SFC owns approximately 49% of such membership interests. By virtue of its majority ownership of FI, FHP Ltd. has voting and dispositive power over the LSR shares owned by FI. Profit distribution under the FI Operating Agreement will be made in proportion to the relative ownership interests of FHP Ltd. and SFC.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             April 5, 2002
                                        ----------------------------------------
                                                         (Date)

                                          /s/ Andrew H. Baker
                                        ----------------------------------------
                                              (Signature)

                                              Andrew H. Baker
                                        ----------------------------------------
                                              (Name/Title)


                                        Focused Healthcare Partners, Ltd.

                                                  /s/ Andrew H. Baker
                                        By: ------------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    President


                                        Focused Healthcare Partners LLC

                                                  /s/ Andrew H. Baker
                                        By:  -----------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    Member


                                        First Investments LLC

                                                  /s/ Andrew H. Baker
                                        By:  -----------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    Treasurer


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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